Exhibit 99.1

DIAMIR BIOSCIENCES CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31	May 31
	2025	2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$28,313	$56,836
Accounts receivable	100,613	—
Prepaid expenses and other current assets	7,963	46,649
Total current assets	136,889	103,485

Property and equipment, net	22,046	20,029
Right of use asset, net	54,003	63,349
Intangible assets	197,761	197,761
Total assets	$410,699	$384,624

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$597,096	$231,858
Lease liability, current	38,126	41,383
Deferred revenue	-	43,982
Total current liabilities	635,222	317,223

Convertible notes payable to founder	1,122,313	957,662
Lease liability, noncurrent	13,131	22,698
Income taxes payable	-	176,002
Total liabilities	1,770,666	1,473,585

Commitments and contingencies (Note 10)

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding		—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 and 4,440,891 issued and outstanding at August 31, 2025 and May 31, 2025, respectively	4,441	4,441
Additional paid in capital	4,741,863	4,729,169
Accumulated deficit	(6,106,271)	(5,822,571)
Total stockholders’ deficit	(1,359,967)	(1,088,961)
Total liabilities and stockholders’ deficit	$410,699	$384,624

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended August 31,
	2025	2024
Service revenue	$99,878	$-
Grant revenue	-	208,843
Total revenue	$99,878	$208,843

Operating costs and expenses
Cost of service revenue	81,452	-
Research and development	83,495	188,022
General and administrative	509,630	170,900
Total operating costs and expenses	674,577	358,922
Loss from operations	(574,699)	(150,079)

Other income/(expense)
Other income	142,342	-
Interest expense	(27,345)	(20,166)
Total other income/(expense)	114,997	(20,166)

Net loss before income taxes	(459,702)	(170,245)
Income tax (benefit) expense	(176,002)	6,030
Net loss	$(283,700)	$(176,275)

Net loss per common share, basic and diluted	$(0.06)	$(0.04)

Weighted average number of common shares outstanding
Basic and diluted	4,440,891	4,440,891

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2024	4,440,891	$4,441	$4,670,165	$(5,079,336)	$(404,730)
Stock compensation expense			14,577		14,577
Discount on note payable to founder			12,884		12,884
Net loss				(176,275)	(176,275)
Balance as of August 31, 2024	4,440,891	$4,441	$4,697,626	$(5,255,611)	$(553,544)

	Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2025	4,440,891	$4,441	$4,729,169	$(5,822,571)	$(1,088,961)
Discount on note payable to founder			12,694		12,694
Net loss				(283,700)	(283,700)
Balance as of August 31, 2025	4,440,891	$4,441	$4,741,863	$(6,106,271)	$(1,359,967)

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended August 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(283,700)	$(176,275)
Reconciliation of net loss to net cash used in operating activities:
Depreciation expense	4,921	5,179
Stock compensation	-	14,577
Noncash lease expense	9,346	9,076
Operating lease liabilities	(12,824)	(8,989)
Amortization of note discount	15,459	8,936
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	(100,613)	17,676
Prepaid expenses	38,686	(38,735)
Accounts payable and accrued expenses	365,238	94,611
Accrued interest	11,886	7,365
Deferred revenue	(43,982)	-
Income taxes payable	(176,002)	6,030
Net cash used in operating activities	(171,585)	(60,549)

Cash flows from investing activities:
Purchases of fixed assets	(6,938)	-
Net cash used in investing activities	(6,938)	-

Cash flows from financing activities:
Proceeds from notes payable to founder	150,000	100,000
Net cash provided by financing activities	150,000	100,000

Net (decrease) increase in cash	(28,523)	39,451
Cash and cash equivalents at beginning of the year	56,836	70,276
Cash and cash equivalents at end of the period	$28,313	$109,727

Non-cash investing and financing activities:
Discounts on note payable to founder	$12,694	$12,884

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to consolidated financial statements

DIAMIR BIOSCIENCES CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring. The Company’s patent portfolio includes United States patents, issued between 2014 and 2024 and set to expire between 2030 and 2038, and certain foreign counterparts, in seven patent families.

The Company was incorporated in 2014 and also operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware in 2009. In 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in a combination of entities under common control.

In July 2025, the Company entered into a definitive merger agreement with Aptorum Group Limited, a publicly traded Cayman Islands company (“Aptorum”). Pursuant to the merger agreement, if completed, shareholders of the Company would receive shares of the acquirer’s common stock in a share exchange. Accounting for the merger, if consummated, is not complete. Under the merger agreement, the Company’s outstanding convertible notes are expected to be converted to shares of common stock. Concurrent with the execution of the merger agreement, the companies entered into a management service agreement and a license agreement through earlier of the closing of the merger or December 31, 2025 under which the Company will provide certain development services.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP in the United States for complete financial statements and should be read in conjunction with the annual financial statements.

The Company currently operates in one business segment focusing on the development and commercialization of methods for the early detection and monitoring of neurodegenerative diseases. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred a net loss of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $283,700 in the three months ended August 31,2025. The Company used net cash $313,440 in the year ended May 31, 2025 and $171,585 in the three months ended August 31, 2025 for operating activities.

Since the inception of the Company, the operations of the Company have been funded primarily through capital contributions and loans of its founders as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of August 31, 2025 and May 31, 2025.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 7, Convertible Notes Payable - Founders.

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of August 31, 2025 and May 31, 2025, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 7, Convertible Notes Payable – Founder.

The Company determines the fair value of financial and non-financial assets using the highest-level inputs available in the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve management’s review of available information of comparable companies and are therefore, generally unobservable Level 3 inputs.

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are sometimes above the FDIC insured limits of up to $250,000 per account.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. The Company recorded no impairment charges in the three months ended August 31, 2025 and August 31, 2024.

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

Grant revenue – Government assistance

The Company’s primary source of revenue has been grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the years ended May 31, 2025 and 2024, all grant revenue was received from the National Institutes of Health (“NIH”). As of May 31, 2025, the Company has used all funding available under the grants.

Under these NIH grants, the Company received funds monthly on a cost-reimbursement basis for agreed-upon direct and indirect costs for specific research and development activities, together with a specified fee. Allowable direct costs included personnel costs, fees for laboratory and other contract services and supplies, among others.

The Company was responsible for performing research and development activities but was not required to achieve any specified identified results. Accordingly, these grants did not contain general payback provisions. However, the Company’s performance, costs and compliance are subject to periodic review and audit and the Company may be required to repay funds already received in the event of noncompliance. Grant-years ending after May 31, 2024 remained subject to review as of August 31, 2025.

Revenue from customers

The Company recognizes service revenue from customers in accordance with FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when (or as) customers obtain control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenues when (or as) the Company satisfies a performance obligation. The Company applies the provisions of ASC 606 to an arrangement when a substantive contract exists and collectability is probable.

The Company’s deferred revenue represents amounts invoiced in excess of revenue earned and relates to fees for the Company’s laboratory testing services. The deferred revenue is expected to be recognized as revenue within a year, as samples are tested in accordance with customer specifications. There is no variable consideration. Customer acquisition costs are not significant.

Contract assets and deferred revenues related to contracts with customers consist of the following as of August 31, 2025 and May 31, 2025:

	Contract assets			Contract liabilities
	Contract costs	Unbilled revenue	Total	Deferred revenue
May 31, 2024	$—	$—	$—	$—
Net change due to billings	—	—	—	43,982
Revenue recognized	—	—	—	—
May 31, 2025	—	—	—	43,982
Net change due to billings	—	43,982	43,982	—
Revenue recognized	—	55,895	55,895	43,982
August 31, 2025	$—	$11,913	$11,913	$—

Other income

In the three months ended August 31, 2025, the Company’s other revenue consists of fees received under a management services agreement with Aptorum. Concurrent with the execution of the merger agreement with Aptorum, the companies entered into a management services agreement under which the Company will provide certain development and management services through earlier of a closing of the merger or December 31, 2025. The services to be provided by the Company under the agreement are employee services that do not vary significantly in nature on a periodic basis and the Company recognizes income in equal monthly amounts. As of August 31, 2025, $88,700 of management services revenue is included in accounts receivable.

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of August 31, 2025 and May 31, 2025.

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

Segment Information

FASB ASC 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company performs research and development activities of its own and for others substantially in one location using resources common to internal research activities and revenue-producing services, which have been limited to date. Accordingly, the Company’s chief operating decision maker (“CODM”), the Executive Chairman, manages the Company’s business activities as a single operating and reportable segment at the consolidated level using cash flow and EBITDA measures to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (personnel, other research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included in consolidated net income are depreciation and amortization, stock based compensation, interest expense and the provision for income taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of certain amounts included in the expense captions presented on the condensed consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is currently evaluating the impact of ASU 2024-03 on its condensed consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	August 31, 2025	May 31, 2025
Unbilled revenue from contracts with customers	$11,913	$-
Management services revenue from Aptorum	88,700	-
Total	$100,613	$-

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	August 31, 2025	May 31, 2025
Advances to suppliers	$-	$45,252
Other	7,963	1,397
Total	$7,963	$46,649

NOTE 6 – INTANGIBLE ASSETS

In the Company’s fiscal year ended May 31, 2021, the Company acquired laboratory assets and operations, including the laboratory’s CLIA certification and its state operating licenses from a provider of molecular diagnostic tests. The Company allocated $197,761 of the total purchase price to the certification and licenses, which it considers indefinite-lived intangible assets.

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	August 31, 2025	May 31, 2025
Outside services	$573,328	$220,411
Employee compensation	12,154	5,884
Other	11,614	5,563
Total	$597,096	$231,858

NOTE 8 – CONVERTIBLE NOTES PAYABLE

Founders

Convertible notes payable consist of the following:

	August 31, 2025	May 31, 2025
Executive director	$1,034,735	$872,245
Former Chief Scientific Officer	87,578	85,417
Total	$1,122,313	$957,662

In the three months ended August 31, 2025, the Company amended its outstanding convertible note (“Note”) to one founder to reflect additional borrowings of $150,000 during the period. The Company estimates that the nominal interest rate on the Note is less than rates that may be obtained from third parties. The Company recorded a discount of $12,694 on the additional borrowing at an estimated effective rate of 9.5%, as an addition to paid-in capital. Other terms and conditions of the Note were not affected.

No payments of principal or interest on the notes are required prior to maturity. The notes call for interest at 4% per annum and are convertible at the option of the holder upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the Notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)	The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;

(ii)	The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);

(iii)	The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);

(iv)	An initial public offering of securities by Company or one of its subsidiaries; or

(v)	A liquidation, dissolution or winding up of the Company.

The Company estimates that the nominal interest rate on the Notes is less than rates that may be obtained from third parties. The Company has recorded discounts on the Notes, calculated at an estimated effective rate of 10%, as an addition to paid-in capital. Unamortized discounts presented as a deduction from the face amount of the Notes amounted to $93,567 and $96,332 as of August 31, 2025 and May 31, 2025, respectively.

Interest expense

Interest expense consists of the following in the three months ended August 31:

	2025	2024
Interest on notes	$11,886	$11,230
Amortization of discount	15,459	8,936
Total	$27,345	$20,166

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Advisory Fees

In the three months ended August 31, 2025, the Company entered into a financial advisory agreement with H.C. Wainwright & Co., LLC (“Wainwright”), with Wainwright to act as exclusive financial advisor to the company in connection with the merger with Aptorum. As compensation for its services, upon the consummation of the Merger, Wainwright will receive common stock purchase warrants to purchase up to a number of shares of common stock of the combined company equal to $500,000 divided by the closing price of the combined company’s common stock on the date of consummation of the Merger, which warrants shall have an exercise price of $0.01 per share and a term of exercise of five years. In the event that the company (or the combined company) consummates one or more financing transactions, with gross proceeds of at least $4,000,000 following the execution of the Merger Agreement through and including the consummation of the Merger and within 90 days thereafter, Wainwright shall receive a cash fee of $250,000, which cash fee shall be paid in lieu of a number of warrants equal to $250,000. The Executive Director and co-founder of the company, is currently a managing director of Wainwright.

NOTE 10 – STOCKHOLDERS’ EQUITY

Stock-Based Compensation

The Company maintains stock option plans, under which shares are available for issuance of stock-based awards under terms established by the board of directors. Through August 31, 2025, awards under the plans generally consisted of stock options with exercise prices equal to the estimated fair market value of the Company’s common stock, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives, and to restricted stock units with performance conditions. As of May 31, 2025, 600,000 shares remain available for future grant under the 2024 Stock Option Plan.

In the three months ended August 31, 2025, stock-based compensation expense amounted to $0. In the three months ended August 31, 2024, stock-based compensation expense amounted to $14,577, which is included in research and development expenses. As of August 31, 2025, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $0.

As of August 31, 2025, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,093,712. As of August 31, 2025, the grant-date fair value and unrecognized compensation expense related to restricted stock units for which vesting is not considered probable was $652,080.

Founder Contribution

In three months ended August 31, 2024, its founders made a contribution to the Company in the form of a loan with an interest rate below market. The Company recorded a discount of $12,694 on the loan as additional paid-in capital.

Warrant

In the three months ended August 31, 2024, the holder agreed to exchange 29,336 warrants to purchase shares of our common stock exercisable at a price of $5.87 per share, for 29,336 shares of our Common Stock in the event of a public offering of securities by the Company prior to January 1, 2025. The warrant expired in the year ended May 31, 2025, in accordance with its terms.

NOTE 11 – INCOME TAXES

As of August 31, 2025 and May 31, 2025, the Company’s net deferred tax assets consisted primarily of research and development expenses and stock compensation A valuation allowance has been provided against its net deferred tax assets as, based on all available evidence, it is considered more likely than not that the deferred tax assets will not be realized in future periods.

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Income tax expense in the three months ended August 31, 2024 reflects increases in unrecognized tax benefits related to current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. Income tax expense in the three months ended August 31, 2025 reflects the reversal of prior-period provisions for such unrecognized tax benefits. On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminates the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions.

NOTE 12 – LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive in the three months ended August 31:

	2025	2024
Stock options	511,950	511,950
Restricted stock	88,000	88,000
Warrants	-	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.